BlackRock MuniHoldings Quality Fund II, Inc. (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of an amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Muni Term Preferred Shares is attached under sub-item 77Q1(a).